
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Because Coffee Ten LLC

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      June 16, 2023

Physical address of issuer
240 Dawson Village Way, Suite 100, Dawsonville, GA 30534

Website of issuer
because.coffee

Current number of employees
33

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,056,840.00	$137,494.00
Cash & Cash Equivalents	$1,532,804.00	$43,574.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$31,574.00
Long-term Debt	$0.00	$18,366.00
Revenues/Sales	$668,232.00	$412,384.00
Cost of Goods Sold	$344,876.00	$147,525.00
Taxes Paid	$0.00	$0.00
Net Income	-$856,996.00	-$6,676.00


April 21, 2024

FORM C-AR

Because Coffee Ten LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Because Coffee Ten LLC , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at because.coffee no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Because Coffee Ten LLC (the "Company") is a Delaware Corporation, formed on June 16, 2023.

The Company is located at 240 Dawson Village Way, Suite 100, Dawsonville, GA 30534.

The Company's website is because.coffee.

The information available on or through our website is not a part of this Form C-AR.

The Business

Coffee Ten, LLC (the "Company") is a growing company whose core business is focused on roasting specialty-grade coffee and operating its café. The history of the company started in 2019, when Floyd E. Wilson and Doug Cole along with some small investors opened their first store in the summer of 2019 in Dawsonville, GA. In the summer of 2022, Because Coffee LLC created Because Coffee Holdings Group LLC (BCHG) and transferred 100% of the ownership of Because Coffee LLC to BCHG. The ownership team of BCHG consisted of the same individuals of Because Coffee LLC with roughly the same ownership percentages. In late summer 2022, the team added a new Café named Myth & Legend LLC with BCHG becoming 100% owner. With the success of the two operating Cafes, the team decided to execute an expansion plan which includes this RegCF capital raise and the concurrent Reg D Offering with the same terms. In June 2023, Because Coffee Ten, LLC was formed as a new entity. In November 2023, Because Coffee LLC and Myth and Legend LLC were dissolved as LLC's and the current two stores and all upcoming stores now operate under Because Coffee Ten LLC and BCHG will manage roasting the coffee, handle online sales and e-commerce for the Because Coffee brand. Because Coffee 240 Dawson Village Way N #100, Dawsonville, GA 30534 Myth & Legend 431 Vision Dr Suite F101A, Cumming, GA 30040 The Company expansion plan is to begin adding more cafes in select target markets in the Southeast portion of the U.S. Because Coffee offers a unique experience with the top 4-10% of the world's best coffee as the focus.* Quality and a personalized experience have been the hallmark of this brand since its inception. The business

model for this company was inspired by both the mission and success of both Starbucks, as well as Chick-Fil-A. We think its important to give back to the communities we serve and allocate a portion of the profits for each location to support a variety of community-based and nonprofit causes.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on June 16, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional

risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Eddie Wilson and Doug Cole who are CEO and President of the Company. The Company has or intends to enter into employment agreements with Eddie Wilson and Doug Cole although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Eddie Wilson and Doug Cole or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business

operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Eddie Wilson and Doug Cole in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Eddie Wilson and Doug Cole die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional

expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions

to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our

success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among coffee beverages food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding coffee beverages products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a few third-party co-manufacturers with one location to manufacture all of our products.
The loss of these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as[green coffee, cane turbanado sugar, granulated sugar, salt, figs, vanilla beans, extracts, baking spices, milk. In addition, we purchase and use significant quantities of paper cups, plastic cups, lids, straws, napkins, plastic cutlery to package our products. In recent periods, the prices of [coffee (which impacts the price of coffee beverages) has been priced slightly above their respective averages and we have realized some moderately negative effects from these slightly above average prices in the form of increases cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our

margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The coffee and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Class B Units will not be freely tradable until one year from the initial purchase date. Although the Class B Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B Units. Because the Class B Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF and under the terms of the Company's Operating Agreement. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B Units may also adversely affect the price that you might be able to obtain for the Class C Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Georgia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's

existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial.

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Manager and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Manager to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Operating Agreement.

Purchasers Will Not Participate in Management
Our Manager has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Company's Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

The Securities in this Offering are Non-Voting.
The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as holder of the Securities, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Coffee Ten, LLC (the "Company") is a growing company whose core business is focused on roasting specialty-grade coffee and operating its café. The history of the company started in 2019, when Floyd E. Wilson and Doug Cole along with some small investors opened their first store in the summer of 2019 in Dawsonville, GA. In the summer of 2022, Because Coffee LLC created Because Coffee Holdings Group LLC (BCHG) and transferred 100% of the ownership of Because Coffee LLC to BCHG. The ownership team of BCHG consisted of the same individuals of Because Coffee LLC with roughly the same ownership percentages. In late summer 2022, the team added a new Café named Myth & Legend LLC with BCHG becoming 100% owner. With the success of the two operating Cafes, the team decided to execute an expansion plan which

includes this RegCF capital raise and the concurrent Reg D Offering with the same terms. In June 2023, Because Coffee Ten, LLC was formed as a new entity. In November 2023, Because Coffee LLC and Myth and Legend LLC were dissolved as LLC's and the current two stores and all upcoming stores now operate under Because Coffee Ten LLC and BCHG will manage roasting the coffee, handle online sales and e-commerce for the Because Coffee brand. Because Coffee 240 Dawson Village Way N #100, Dawsonville, GA 30534 Myth & Legend 431 Vision Dr Suite F101A, Cumming, GA 30040 The Company expansion plan is to begin adding more cafes in select target markets in the Southeast portion of the U.S. Because Coffee offers a unique experience with the top 4-10% of the world's best coffee as the focus.* Quality and a personalized experience have been the hallmark of this brand since its inception. The business model for this company was inspired by both the mission and success of both Starbucks, as well as Chick-Fil-A. We think its important to give back to the communities we serve and allocate a portion of the profits for each location to support a variety of community-based and nonprofit causes.

Business Plan

The superior level coffee we craft is achieved through sourcing Specialty Grade green coffee, our unique roasting techniques & utilizing roasting technology that produces consistent roast profiles. Our coffee is consistently described by our customers as "the best coffee they have ever had". We plan to have 10 stores in operation by 2026. The Company is curating experiences through our various retail brands including Because Coffee, Myth and Legend, and Moto Coffee. Projected revenues for 2023 are $826,000 from our two existing locations. This represents a 68% revenue increase from 2022. The Company plans to acquire distressed competitor assets, introduce new retail brands, and expand mobile service capability. Through 2026, we project revenues of an estimated $19,000,000 with a gross profit of over 50% based on projections by the management team. *Source: https://sprudge.com/what-is-specialty-coffee-180293.html#:~:text=In%20more%20concrete,reaches%20specialty%20grade

History of the Business

The history of the company started in 2019, when Floyd E. Wilson and Doug Cole along with some small investors opened their first store in the summer of 2019 in Dawsonville, GA. In the summer of 2022, Because Coffee LLC created Because Coffee Holdings Group LLC (BCHG) and transferred 100% of the ownership of Because Coffee LLC to BCHG. The ownership team of BCHG consisted of the same individuals of Because Coffee LLC with roughly the same ownership percentages. In late summer 2022, the team added a new Café named Myth & Legend LLC with BCHG becoming 100% owner. With the success of the two operating Cafes, the team decided to execute an expansion plan which includes this RegCF capital raise and the concurrent Reg D Offering with the same terms. In June 2023, Because Coffee Ten, LLC was formed as a new entity. In November 2023, Because Coffee LLC and Myth and Legend LLC were dissolved as LLC's and the current two stores and all upcoming stores now operate under Because Coffee Ten LLC and BCHG will manage roasting the coffee, handle online sales and e-commerce for the Because Coffee brand.

The Company's Products and/or Services

Product / Service	Description	Current Market
Because Coffee	Because Coffee location in Dawsonville, GA opened in 2019 and is the flagship store for the Because Coffee brand.	Consumers of Specialty Grade coffee
Myth & Legend Cafe	Myth & Legend is an offshoot of the Because Coffee brand. It opened its first store in Cummings, GA in the summer of 2023. It targets a younger, sophisticated, and "hipper" consumer that cares about the social aspect of drinking quality coffee with friends and acquaintances.	Consumers of Specialty Grade coffee

The Company will open additional cafes in select target markets in the Southeast portion of the U.S. A new cafe that is opening soon will be owned by Because Coffee Ten.

We offer food and beverages through our retail location in Georgia. The primary products sold at each store are coffee, bags of coffee, small pastries and merchandise. The pastries and merchandise make up a small percentage of revenue. Our stores offer 12 different cold coffee drinks, 9 hot coffee drinks, 6 teas variations and 3 non coffee/tea drinks. Each store typically sells around 3,000 drinks per month.

Competition

The Company's primary competitors are Barista Coffee Co. Ltd., Brew Berrys Hospitality Pvt Ltd., Caffe Nerp Group Ltd., Coffee Day Enterprises Ltd., and Coasta Ltd.

In each new market we enter we will have new local competitors.

Supply Chain and Customer Base

Because Coffee Ten purchases its beans from local vendors in Georgia. The vendors get their beans from Honduras.

Local consumers to stores (Dawsonville, GA; Cumming, GA), online customers (because.coffee), other coffee store owners, restaurants and businesses who purchase the roasted coffee and sell wholesale.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
98128630	Coffee; Coffee beans; Ground coffee beans; Roasted coffee beans	BECAUSE COFFEE	August 11, 2023		USA
98128642	Coffee; Coffee beans; Ground coffee beans; Roasted coffee beans	Design Mark	August 11, 2023		USA
98128653	Coffee; Coffee beans; Ground coffee beans; Roasted coffee beans	MYTH & LEGEND	August 11, 2023		USA

Governmental/Regulatory Approval and Compliance

The coffee industry is subject to federal, state and local governmental regulations. The failure to obtain, renew, or retain licenses or permits, or the business suffering from a citation or shut down relating to an inspection or otherwise, would adversely affect the operations of the business. Furthermore, due to the COVID-19 pandemic, there are stricter health regulations and guidelines and increased public concern over food safety standards and controls. Potential food safety incidents, whether at our facilities or involving our business partners, could lead to wide public exposure, which could materially harm our business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 240 Dawson Village Way, Suite 100, Dawsonville, GA 30534

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Floyd E. Wilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: Collective Influence, Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer: Collective Influence, Jun 2022 - Present Strategic planning Corporate decisions Allocating capital Founder: Empire Operating Model May 2021 - Present Strategic planning Corporate decisions Allocating capital

Education

Emory University Business, Management, Marketing, and Related Support Services, 2002 - 2002 Studied Business Management and Marketing through the Co-Learn Process Hyles-Anderson College Master's Degree, Practical Theology 2007-2008

Name

Doug Cole

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Owner, Because Coffee-July 2018-Present Daily operations Store management Personnel Brewmaster Customer Service Representative-Alco-Chem, Inc. Jan 2018-July 2018 Customer care Technical support

Education

B.S. degree in theology.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Floyd E. Wilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: Collective Influence, Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer: Collective Influence, Jun 2022 - Present Strategic planning Corporate decisions Allocating capital Founder: Empire Operating Model May 2021 - Present Strategic planning Corporate decisions Allocating capital

Education

Emory University Business, Management, Marketing, and Related Support Services, 2002 - 2002 Studied Business Management and Marketing through the Co-Learn Process Hyles-Anderson College Master's Degree, Practical Theology 2007-2008

Name

Doug Cole

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Owner, Because Coffee-July 2018-Present Daily operations Store management Personnel Brewmaster Customer Service Representative-Alco-Chem, Inc. Jan 2018-July 2018 Customer care Technical support

Education

B.S. degree in theology.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 33 employees in Georgia, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units
Amount outstanding	600,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be diluted if/when the Company issues new Class A Units.
Other Material Terms or information.	

Type of security	Class B Units
Amount outstanding	210,960
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be diluted if/when the Company issues new Class B Units.
Other Material Terms or information.	

Type of security	Class C Units
Amount outstanding	111,111
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be diluted if/when the Company issues new Class C Units.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	EIDL Loan
Name of creditor	US Small Business Admin
Amount outstanding	$18,670.00
Interest rate and payment schedule	3.75% and $84/month
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	June 3, 2050
Other material terms	N/A

Type of debt	Loan
Name of creditor	Wilson Group
Amount outstanding	$31,574.00
Interest rate and payment schedule	0%, no payments
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	
Other material terms	There are no payments nor interest accrual of the loan. The loan can be paid off at the discretion of the Company.

The total amount of outstanding debt of the company is $50,244.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	306,560	$3,832,000.00	Marketing/branding, build-outs, vehicle, working capital, debt retirement, admin/capital raise/oversight	June 20, 2023	Rule 506(b)
Common Stock	10,536	$131,700.00	Intermediary fees, capital build-outs, marketing, working capital	December 14, 2023	Regulation CF

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are Because Coffee Holding Group and Collective Equity, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Because Coffee Holding Group	21.7%
Collective Equity, Inc	43.4%
Floyd E. Wilson (Because Coffee Holding Group, Inc)	49.3%
Doug Cole (Because Coffee Holding Group, Inc)	23.4%
Floyd E. Wilson (Collective Equity)	33.3%
Andrew Cordle (Collective Equity)	33.3%
Dany Fleyshman (Collective Equity)	33.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Prior to the creation of Because Coffee Ten LLC in 2023, Because Coffee operated as a stand alone LLC from 2018-2022. In 2022 that entity was dissolved and Because Coffee Holding Group absorbed all assets and operations. The Company has successfully completed a 3-year product development phase in which it brought to market a variety of products, such as its proprietary roasted coffee brand with over 25 offerings, and a line of merchandise and cafe menu with specialized drinks and syrup blends. The Company exceeded its revenue expectations during its first year of post testing operations. In 2021 the Company had revenues of $305,178, with a profit of $4,499.

We plan to take three major steps. 1) Increase the number of stores which will give us significant cost savings over various coffees, food items, paper goods, and merchandise. 2) We are adding a more robust food menu to add to our price per transaction which will also add to our profitability 3) We are implementing a new marketing strategy that began in April that will give us increased foot traffic and will increase profitability.

Liquidity and Capital Resources

On June 20, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $3,832,000.00.

On December 14, 2023 the Company conducted an offering pursuant to Regulation CF and raised $131,700.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
$6,556.42 monthly lease for Myth & Legend Coffee House to the Cumming Downtown Development Authority.

$6,556.42 monthly lease for Myth & Legend Coffee House to the Cumming Downtown Development Authority.

Material Changes and Other Information

Because Coffee LLC and Myth & Legend LLC will be consolidated into Because Coffee Ten, LLC within the next month or so. These companies are currently owned by Because Coffee Holdings Group.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Wilson Group LLC
Relationship to the Company	Wilson Group is owned by Floyd E. Wilson, the beneficial owner of the Company and its CEO
Total amount of money involved	$31,574.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	The money was used to help with the cost of equipment and renovations for the Myth and Legend cafe. The loan holds 0% interest and can be paid off at the discretion of the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Floyd E. Wilson
(Signature)

Floyd E. Wilson
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Floyd E. Wilson
(Signature)

Floyd E. Wilson
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements





LODESTAR
TAX & CONSULTING

April 19, 2024

Compilation Report on the Financial Statements of Because Coffee Ten LLC

We have conducted a compilation engagement to compile the accompanying financial statements of Because Coffee Ten LLC, including the balance sheet and consolidated statements of operations and comprehensive income (loss).

We have performed compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements. Accordingly, the financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Because Coffee Ten LLC as of and for the years ended December 31, 2022 and December 31, 2023, because we performed certain accounting services that impaired our independence.

Respectfully,

Lodestar Tax & Consulting LLC

(219)365-9520
8025 Wicker Ave. Suite B
St. John IN 46373
https://www.lodestar.tax

Because Coffee Ten LLC
Balance Sheet (Compiled)

	For the Years Ended	
	December 31, 2023	12/31/2022 (Predecessors)
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,532,804	43,574
Inventory	4,201	4,593
Prepaid Expenses	0	2,273
Other Current Assets	0	502
Total Current Assets	**1,537,005**	**50,942**
Non Current Assets		
Equipment, Net of Accumulated Depreciation	432,175	29,343
Leasehold Improvements, Net of Accumulated Amortization	87,660	28,309
Right of Use Asset - Operating Lease, Net of Accumulated Amortization	0	28,900
Total Non Current Assets	**519,835**	**86,552**
TOTAL ASSETS	**2,056,840**	**137,494**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	22,841	30,434
Payroll Liabilities	0	4,576
Due to Related Party	0	31,574
Sales Tax Payable	0	1,656
Short-term Lease Liability - Operating Lease	0	14,505
Total Current Liabilities	**22,841**	**82,745**
Non Current Liabilities		
EIDL	0	18,366
Long-term Lease Liability - Operating Lease	0	12,581
Total Current Liabilities	**0**	**30,947**
Total Liabilities	**22,841**	**113,692**
Members' Equity		
Members' Capital	2,890,995	30,478
Net Income (Loss)	(856,996)	(6,676)
Total Equity	**2,033,999**	**23,802**
TOTAL LIABILITIES AND EQUITY	**2,056,840**	**137,494**

Because Coffee Ten LLC
Consolidated Statements of Operations and Comprehensive Income (Loss)
Compiled

	For the Years Ended	
	December 31, 2023	12/31/2022 (Predecessors)
Revenues		
Sales	668,232	412,384
Total Revenues	**668,232**	**412,384**
Cost of Goods Sold	344,876	147,525
Total Cost of Goods Sold	**344,876**	**147,525**
Gross Profit	**323,356**	**264,859**
Operating Expenses		
Advertising & Marketing	60,141	6,808
Legal & Professional	27,074	11,147
Selling, General & Administrative	1,028,172	231,911
Rent and Lease	60,460	21,000
Depreciation & Amortization	21,622	2,926
Total Expenses	**1,197,469**	**273,792**
Net Operating Income	**(874,113)**	**(8,933)**
Other Income		
Other Income	17,369	2,898
Interest Expense	(252)	(641)
Total Other Income	**17,117**	**2,257**
Net Other Income	**17,117**	**2,257**
Net Income (Loss)	**(856,996)**	**(6,676)**